ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Kathleen M. Nichols
T +1 617 854 2418
Kathleen.Nichols@ropesgray.com

September 27, 2017

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Edward P. Bartz

Re:                             PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 123

Dear Mr. Bartz:

This letter is being filed to respond to the comments you provided to me telephonically on September 25, 2017 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 123 to its registration statement.  PEA No. 123 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on Form N-1A on July 26, 2017 and was designated to become effective on September 24, 2017.(1)  PEA No. 123 was filed in connection with the Trust’s annual update to its registration statement and related only to PNC Balanced Allocation Fund, PNC Emerging Markets Equity Fund, PNC International Equity Fund, PNC International Growth Fund, PNC Multi-Factor All Cap Fund, PNC Multi-Factor Large Cap Growth Fund, PNC Multi-Factor Large Cap Value Fund, PNC Multi-Factor Small Cap Core Fund, PNC Multi-Factor Small Cap Growth Fund, PNC Multi-Factor Small Cap Value Fund, PNC Small Cap Fund, PNC S&P 500 Index Fund, PNC Bond Fund, PNC Government Mortgage Fund, PNC Intermediate Bond Fund, PNC Limited Maturity Bond Fund, PNC Total Return Advantage Fund, PNC Ultra Short Bond Fund, PNC Intermediate Tax Exempt Bond Fund, PNC Maryland Tax Exempt Bond Fund, PNC Ohio Intermediate Tax Exempt Bond Fund, PNC Tax Exempt Limited Maturity Bond Fund, PNC Government Money Market Fund and PNC Treasury Money Market Fund (each a “Fund” and collectively the “Funds”).

(1)  On September 22, 2017, the Trust filed PEA No. 124 to its registration statement to designate a new effective date of the Post-Effective Amendment No. 123.

The Trust is filing PEA No. 125 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; (iii) file exhibits to the registration statement; and (iv) include updated financial information (the “485(b) Amendment”).

To the extent that a comment set forth below applies to more than one Fund, the Trust responds on behalf of all relevant Funds.

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Statement of Additional Information

1.              Comment: The Staff reiterates its comments numbered 11 and 12 in the Funds’ response letter dated September 22, 2017 (“Comment 11” and “Comment 12”, respectively).

Response: The Trust hereby acknowledges the Staff’s positions as relayed to Ms. Nichols on September 25, 2017.  With respect to Comment 11, the Funds confirm their intention to invest in accordance with the policy change requested by the Staff.  With respect to Comment 12, the Funds undertake to consider alternative formulations of the policy that more precisely and with greater specificity describe the circumstances under which, and the extent to which, the Fund intends to concentrate its investments in a particular industry.

With respect to both Comments 11 and 12, the Funds undertake to present to the Trust’s Board the Staff’s comments, proposed revisions to the Funds’ policies to address Comments 11 and 12, and the Staff’s requests that any revisions to the policies approved by the Board and requiring approval by vote of shareholders of a Fund be submitted to the vote of shareholders at the next meeting of shareholders of the relevant Funds.  With respect to the PNC Emerging Markets Equity Fund, to the extent a Fund’s Board approves — on Fund management’s recommendation or otherwise — restrictions or policies that more precisely and with greater specificity describe the circumstances under which, and the extent to which, the Fund intends to concentrate its investments in a particular industry, the Fund hereby undertakes to invest in accordance with those restrictions or policies.

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

cc:	Thomas R. Rus
Mallory L. Bitar
Jeremy C. Smith, Esq.